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                                                                EXHIBIT 99.A(12)


         NEWS                                           MONSANTO
FOR RELEASE IMMEDIATELY


                                                Loren W. Wassell
                                                (314) 694-7002

                                                PUBLIC AFFAIRS
                                                Monsanto Company
                                                800 N. Lindbergh Boulevard
                                                St. Louis, Missouri 53167



                             MONSANTO AND DEKALB
                            FINALIZE COLLABORATION
                             IN AG BIOTECHNOLOGY


        ST. LOUIS, March 8, 1996 -- Monsanto Company and DEKALB Genetics Corporation today finalized their long-term collaboration in agricultural biotechnology. Definitive agreements for the effort were announced on Feb. 1.

        The collaboration includes a minority equity investment in DEKALB by Monsanto, a 10-year research collaboration, and non-exclusive cross-licensing of technologies herbicide-tolerant and insect-protected corn products.

        "This strategic relationship greatly strengthens Monsanto's position in the important seed corn business," said Robert T. Fraley, president of Monsanto's Ceregen unit, which develops new agricultural products.

        "The quality of our technology is important, but so is the quality of the seeds that contain the improved performance traits. DEKALB is one of the industry's leaders in biotechnology, conventional breeding and the seed business, and Monsanto will benefit from all of that expertise," Fraley said.

        "This research collaboration combines the strengths of both companies' agricultural biotechnology programs," said Bruce P. Bickner, DEKALB's chairman and chief executive officer. "By coordinating certain of our respective research activities, we will be able to bring more products with value-added traits to market within a shorter time span."

        "While today marks the end of lengthy negotiations, it's more important as the beginning of a vibrant and productive collaboration in a promising new field. We look forward to combining two impressive portfolios of agricultural technology and to the synergies between them. Monsanto intends to offer growers the best traits, in the best seeds, through leading seed companies like DEKALB," said William M. Ziegler, Monsanto's business director for corn and soybeans.

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        In today's actions, Monsanto invested approximately $30 million to acquire 10 percent of the Class A (voting) stock of DEKALB and approximately 8 percent of the company's Class B (non-voting) stock. Monsanto also purchased about 1.7 million shares of Class B stock submitted in response to a tender offer that expired Wednesday. Total value of the equity investment is approximately $152 million.

        In all, Monsanto is acquiring approximately 45 percent of the outstanding Class B shares, and approximately 40 percent of the total outstanding common stock.

        Monsanto and DEKALB also executed a 10-year research and development agreement, under which Monsanto will pay a total of $19.5 million. The two companies will share licensing revenues for products that are developed as a result of the collaboration, primarily corn.

        The companies also signed non-exclusive cross-licensing agreements. DEKALB receives worldwide licenses for certain Monsanto technology, including technologies for YieldGard insect protected corn and Roundup Ready corn tolerant of Roundup herbicide. Monsanto receives licenses to use DEKALB's technology and certain ability to further license the technology. Both YieldGard and Roundup Ready corn are currently in regulatory review.

        Based in Dekalb, Illinois, DEKALB is engaged in the research, production and marketing of agricultural seed and swine breeding stock.

        Monsanto is a science and technology company based in St. Louis, Missouri. It is a global leader in agricultural biotechnology and in the development of improved food and fiber crops.

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NOTE TO EDITORS:  Roundup, Roundup Ready and YieldGard are among the trademarks owned or licensed by Monsanto Company and its subsidiaries.